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                             July 26, 2023

       Stephen Jumper
       Chief Executive Officer
       Dawson Geophysical Company
       508 West Wall, Suite 800
       Midland, TX 79701

                                                        Re: Dawson Geophysical
Company
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 29, 2023
                                                            File No. 001-32472

       Dear Stephen Jumper:

               We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 29, 2023

       Background of the Acquisition, page 16

   1. Please revise your Background of the Acquisition to ensure that you describe all discussions, meetings,
contacts and reports among the parties, the special committee, and any legal and/or
financial advisors regarding the current transaction. For example, expand this section to
describe in greater detail your negotiations in early 2022 as well as any negotiations which
occurred before that timeframe. In this regard, we note the merger agreement by and among
Dawson, Wilks Brothers, LLC and WB Acquisitions Inc. in
                                                        October 2021 and that
stockholders did not vote to approve the transaction in March
                                                        2022. Please revise the
Background of the Acquisition to clarify when the negotiations of the current transaction
began relative to the merger agreement negotiations in 2021 and the stockholder vote in
2022, including whether the current transaction was discussed as an alternative during
the merger agreement negotiations. In addition, if other alternative
 Stephen Jumper
Dawson Geophysical Company
July 26, 2023
Page 2
      transactions were considered during your negotiations of the current transaction, please disclose.
General

2. We note that if the Conversion Proposal is not approved, you would not be able to issue the Conversion Shares to Wilks, and the outstanding principal amount of the Convertible
      Note would become due and payable in cash on June 30, 2024. Please expand your discussion to describe the significance of these potential payment obligations.
      Specifically, please address the size of the payment that would be due relative to your current financial condition and the consequences to stockholders if you are unable to meet the payment obligations under the promissory note.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Daniel Morris,
Legal Branch Chief, at (202) 551-3314 with any questions.



                                                           Sincerely,
FirstName LastNameStephen Jumper
                                                           Division of
Corporation Finance
Comapany NameDawson Geophysical Company
                                                           Office of Energy &
Transportation
July 26, 2023 Page 2
cc:       Grant Everett
FirstName LastName